Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PLAZA CENTERS RESULTS
OF A PRIVATE ISSUANCE OF DEBENTURES IN ISRAEL

Tel-Aviv, Israel, July 5, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) today announces that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading Central and Eastern European (“CEE”) and in India emerging markets property developer, has agreed with Israeli institutional investors to issue an aggregate principal amount of approximately New Israeli Shekels (“NIS”) 305 million (approximately €53.3 million) Par Value of series one of unsecured non-convertible debentures to institutional investors in Israel. The debentures are rated by Maalot - The Israel Securities Rating Company Ltd., an affiliate of Standard & Poor’s - at a local rating of A+/Positive.

The debentures are payable in eight equal annual installments, on December 31 of each of the years 2010 to 2017, inclusive.  The debentures bear an annual interest rate of 4.5%, payable in semi-annual installments on December 31 and July 1 of each of the years 2007 to 2017 (the first installment to be effected on December 31, 2007 and the last installment to be effected on December 31, 2017). Both the principal and interest of the debentures are linked to changes in the Israeli Consumer Price Index. As described more fully below, the interest rate on the Debentures will be increased so long as the debentures are not registered for trade on the Tel Aviv Stock Exchange (the "TASE").

As Plaza’s functional currency is the Euro, it will hedge the future expected payments in NIS (principal and interest) to correlate with the Euro.

The debentures also provide that the debentures will be prepaid by Plaza, inter alia, at the option of the trustee or the holders of the debentures if Plaza delays the publication of its financial reports for more than 60 days from the dates provided by applicable law or if the debentures cease to be rated for a period of more than 60 days.

The debentures will be listed for trade on the Institutional Retzef System, which is a trading system for institutional investors in Israel. Plaza may also, in its sole discretion, register the debentures for trade on the TASE.  So long as the Debentures are not registered for trade on the TASE, Plaza has undertaken (i) to pay an additional interest at an annual rate of  0.5% (namely 5%) until a prospectus is published for the registration of the debentures for trade on the TASE; (ii) to pay an additional interest rate at an annual rate of 0.25% in the event the rating of the debentures decreases to (BBB+) rating on a local scale by Maalot - The Israel Securities Rating Company Ltd. or an equivalent rating by another Rating Company and (iii) to prepay the debentures at the option of the trustee or the holders of the debentures if made a special resolution on their general meeting upon the occurrence of each of the following events: (A)

Should the rating of the debentures in Israel decrease below the BBB+ investment level rating of Maalot - The Israel Securities Rating Co. Ltd. or other equivalent rating by another rating company; (B) if Plaza is required to prepay another series of debentures issued by Plaza; or (C) if the holdings of Elbit Medical Imaging Ltd., the indirect parent of Plaza, fall below 25% of Plaza's issued and outstanding share capital.  Such undertakings would be terminated upon the registration for trade of the debentures on the TASE.

Mr. Shimon Yizhaki, President, commented: “This initial private issuance of debentures issued by our subsidiary, Plaza Centers, amounting to approximately NIS 305 million, and especially the favorable interest rate, demonstrates the confidence which institutional investors have in the management, entreprenurial and development capabilities of Elbit Imaging Group.””

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com